Exhibit 21.01

SUBSIDIARIES

NAME OF THE SUBSIDIARY	STATE OF INCORPORATION
Adesso-Madden, Inc.	New York
Big Buddha, Inc.	California
Cejon, Inc.	New Jersey
Daniel M. Friedman & Associates, Inc.	New York
Diva Acquisition Corp.	Delaware
Steven Madden Retail, Inc.	Delaware
Stevies, Inc.	Delaware
The Topline Corporation	Washington
Steve Madden Canada, Inc.	Canada